Form 10KSB, Exhibit 13
period 1996-06-30
CIATTIS INC /DE/
filed 1996-09-27
CIK 802517

                                                                    EXHIBIT 13.1

















                                CIATTI'S, INC.

                              1996 ANNUAL REPORT

Dear Fellow Shareholders:

Although fiscal 1996 financial results were unrewarding, we believe the Company has positioned itself for a positive and exciting future with the continued development of Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth, Texas area. The Bruegger's Bagel Bakery franchise is a tremendous opportunity to be part of one of the fastest growing segments of the quick service restaurant business.

During the last nine months of fiscal 1996, we opened four Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth market. The Company is committed by our franchise agreement to open twenty-six more Bruegger's Bagel Bakery restaurants over the next five fiscal years. We expect to exceed the requirements of this agreement and open stores ahead of schedule as the Dallas-Fort Worth market has responded favorably to the Bruegger's Bagel Bakery concept. During fiscal 1997, we plan to construct a commissary which will lower our food costs and enable us to accelerate our growth.

Although the financial success of our Company is dependent on the growth of our Bruegger's Bagel Bakery restaurants, we believe the Company's Italian and Steakhouse restaurants can provide positive cash flows to assist in funding this new concept. Therefore, for fiscal 1997, we are developing a new menu for the Company's Italian restaurants. The goal of this menu is to focus on the core items which are most popular with our customers. We also plan to include larger, "platter" portions for family and group dining in order to create quality and increase value to our customers. We plan to introduce the new menu with expanded local store marketing efforts in order to reach as many customers as possible.

In fiscal 1996, sales were $17,589,187, a decrease of 7.1% from the $18,935,091 reported in fiscal 1995. This decrease in sales was primarily the result of the following two items. First, the Minneapolis, Minnesota restaurant, which was closed on December 24, 1994, contributed approximately six months of additional sales for fiscal 1995. While the closing of this restaurant had a negative impact on this year's sales levels, we believe the location was not viable in the long term, and the closing of this restaurant was in the best interest of the Company. Second, the competition in the dinnerhouse segment of the restaurant industry continues to intensify as national chains and local restaurant entrepreneurs keep entering the markets in which our Italian and Steakhouse restaurants operate.

Along with the decrease in sales in fiscal 1996, the Company also experienced a net loss of $1,363,039, a significant decline from the net profit of $194,351 reported in fiscal 1995. As mentioned above, increased competition in the markets in which our Italian and Steakhouse restaurants are located had an adverse effect on earnings. In addition, the net loss for the year included two nonrecurring expenses totaling $225,059. These nonrecurring costs include the establishment of a reserve of $147,368 for the uncollectability of the note receivable related to the sale of the Milwaukee, Wisconsin restaurant in 1995 and a $77,691 charge for the write-down of assets related to the closing of our Glendale, Wisconsin restaurant, which occurred on September 8, 1996.

Also included in the net loss for the year were significant costs related to the development of an infrastructure in the Dallas-Fort Worth area to support the expansion of the Bruegger's Bagel Bakery concept. We believe, however, that the start-up expenses incurred with the opening of the Bruegger's Bagel Bakery restaurants were well spent as the future benefits related to this concept appear to be very positive.

We wish to thank our customers, employees and shareholders for their continued support as we look forward to a brighter future.

September 1996


/s/ L.E. Danford, Jr.                 /s/ Phillip R. Danford
    L.E. "Dan" Danford, Jr.               Phillip R. Danford
    Chairman of the Board                 President

                         CIATTI'S, INC. AND SUBSIDIARY

                            SELECTED FINANCIAL DATA

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                                                            Fifty-two or fifty-three weeks ended
                                                -------------------------------------------------------------
                                                June 30,      July 2,      July 3,      June 27,     June 28,
Statements of Operating Data:                     1996         1995         1994          1993         1992
                                                --------      -------      -------      --------     --------
                                                                          (53 weeks)

Sales                                           $ 17,589      $ 18,935     $ 22,969     $ 22,359     $ 20,935
Earnings (loss) from restaurant
 operations                                         (122)        1,166        1,700        1,008        1,277

Earnings (loss) from operations                   (1,505)          112          352         (165)         207
Net earnings (loss)                             $ (1,363)     $    194     $    310     $   (342)    $     31
                                                ========      ========     ========     ========     ========

Net earnings (loss) per common and
 common equivalent share                        $  (1.85)     $    .25     $    .40     $   (.42)    $    .04
                                                ========      ========     ========     ========     ========

Weighted average number of common
 common and common equivalent
 shares outstanding during the year              736,917       763,226      769,586      805,118      813,315
                                                ========      ========     ========     ========     ========


                                                June 30,       July 2,      July 3,     June 27,     June 28,
Balance Sheet Data:                               1996          1995         1994         1993         1992
                                                --------      --------     --------     --------     --------

Current assets                                  $  2,184      $  2,713     $  2,763     $  2,308     $  1,610
Current liabilities                                2,569         1,969        2,201        2,219        2,081
Total assets                                       6,652         7,684        7,206        7,899        8,318
Long-term obligations, less current
 maturities                                          907         1,179          657        1,474        1,679
Other long-term liabilities                            -             -            8           17           27
Shareholders' equity                            $  3,175      $  4,536     $  4,339     $  4,189     $  4,531

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                             RESULTS OF OPERATIONS
                             ---------------------

       COMPARISON OF YEAR ENDED JUNE 30, 1996 TO YEAR ENDED JULY 2, 1995

Sales
- -----

Sales for fiscal 1996 decreased $1,345,904, or 7.1%, to $17,589,187 from fiscal 1995 sales of $18,935,091. The decrease in sales was primarily due to the increased competition of national chain restaurants in each of the markets in which the Company's Italian and Steakhouse restaurants operate. The Company expects competition to intensify and, therefore, most of the Company's restaurants will continue to face significant pressure to maintain sales levels. In addition, the Minneapolis, Minnesota restaurant, which was closed on December 24, 1994, contributed approximately six months of additional sales to fiscal 1995.

Offsetting the decrease in sales by our Italian and Steakhouse restaurants was the opening of four Bruegger's Bagel Bakery restaurants during fiscal 1996 ("Bruegger's" and "Bruegger's Bagel Bakery" are trademarks of Bruegger's Corporation.). These stores were opened in the Dallas-Fort Worth, Texas area during the last nine months of fiscal 1996 and have performed up to management's expectations. The Company is committed by its development agreement to open twenty-six more Bruegger's Bagel Bakery restaurants in this market over the next five fiscal years. The Company currently expects to exceed the requirements of the development agreement as the Dallas-Fort Worth market has responded positively to the early store openings. The Company does not plan to open any more Italian or Steakhouse restaurants in the future. Management intends to focus the Company's expansion resources entirely on the Bruegger's Bagel Bakery restaurant concept.

Cost of Food and Beverage
- -------------------------

The cost of food and beverage was 29.5% of sales in fiscal 1996. These costs were down significantly from the 30.5% of sales reported in fiscal 1995 due to the Company changing its food vendor in order to take advantage of lower pricing. The Company does not expect the cost of food and beverage to significantly increase in the future.

Labor and Benefits
- ------------------

Labor and benefit costs were 34.9% of sales in fiscal 1996, an increase from the 33.1% of sales reported in fiscal 1995. This increase in labor and benefit costs as a percent of sales was primarily due to decreased sales at the Company's Italian restaurants. In addition, the Company incurred higher labor and benefit costs as a percentage of sales during the early phase of operating the new Bruegger's Bagel Bakery restaurants. The Company expects labor and benefit costs to increase in the future based on the minimum wage increases that will be effective October 1, 1996.

Direct and Occupancy
- --------------------

Direct and occupancy costs primarily include individual restaurant advertising, promotion, supplies, utilities, occupancy and depreciation expenses. These costs were 36.2% of sales in fiscal 1996, an increase from the 30.2% reported last year. This increase was due to the following three reasons. First, the Company increased its advertising and promotion costs from 2.3% of sales during fiscal 1995 to 3.6% of sales in fiscal 1996. Second, lower sales levels caused fixed costs such as occupancy and depreciation to be spread over a smaller sales base, thus significantly increasing those respective percentages as compared to sales. Third, the Company incurred significant costs related to the start-up of the Bruegger's Bagel Bakery restaurants. The Company expects preopening costs relating to the start-up of bagel bakeries to remain at the current range of $28,000 to $35,000 for each bakery, adjusted for inflation. The Company is obligated by its Development Agreement with Bruegger's to spend a minimum of 4% of sales on advertising and, following its current practice, expects to spend between 4% and 5% of bakery sales. In addition, the Company expects advertising and promotional expense to approximate 3.75% of full service restaurant sales during fiscal 1997.

General and Administrative
- --------------------------

General and administrative costs increased to 7.9% of sales for fiscal 1996, up from the 5.6% of sales reported in fiscal 1995. This increase was primarily due to the following two reasons. First, the Company recorded a reserve of $147,368 for the entire balance of an outstanding note receivable related to the closing of its Milwaukee, Wisconsin, restaurant in fiscal 1995. Second, during the fourth quarter of 1996, the Company resolved to close its Italian restaurant located in Glendale, Wisconsin, effective September 8, 1996. Accordingly, the Company recorded a $77,691 charge during the fourth quarter of 1996 to reduce the cost of the assets at this location by the excess of the cost over the accumulated depreciation and amortization. Management does not foresee any additional material costs to be incurred in relation to either of these items.

Other Income (Expense) Net
- --------------------------

Other income (expense) decreased to a net expense of $17,601 in fiscal 1996 from income of $87,854 in fiscal 1995. The Company's interest expense increased to $92,634 in fiscal 1996 from $68,295 in fiscal 1995 as a result of higher debt in 1996 due primarily to the construction of the Company's Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area. The Company's investment income decreased to $59,526 in fiscal 1996 from $77,469 in fiscal 1995 primarily as a result of fewer funds available for investment. In addition, other income decreased to $15,507 in fiscal 1996 from $78,680 in 1995 as 1995 included a gain of $55,000 from the closure of the Company's Minneapolis, Minnesota restaurant.

Income Tax Expense (Benefit)
- ----------------------------

The income tax benefit for fiscal 1996 was $160,000 as compared to income tax expense of $6,000 in fiscal 1995. The income tax benefit recorded was limited to the amount of taxes recoverable from a carryback of the current year loss; there was no tax benefit recorded for the effect of the carryforward of losses generated in fiscal 1996. As of June 30, 1996, the Company has $144,000 of alternative minimum tax credit carryforwards and $559,000 of net operating loss carryforwards. These tax carryforwards may only be utilized against future earnings and there can be no assurance that the Company will realize these benefits. The utilization of these carryforwards may be limited if there are significant changes in the ownership of the Company.

Seasonality
- -----------

The Company's highest sales from its Italian and Steakhouse restaurants have historically occurred during the months of July through December. The Company is currently unable to determine whether the operation of its bagel restaurants will result in any change in its seasonality.

Effects of Inflation
- --------------------

Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws will result in an increase in the Company's labor costs. The Company cannot always effect immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.


       COMPARISON OF YEAR ENDED JULY 2, 1995 TO YEAR ENDED JULY 3, 1994

Sales
- -----

Sales for fiscal 1995 decreased $4,033,495, or 17.6%, to $18,935,091 from fiscal 1994 sales of $22,968,586. The sales decrease was mainly due to four factors. First, the Milwaukee, Wisconsin restaurant, which was opened during fiscal 1994, was sold in early fiscal 1995. Second, the Minneapolis, Minnesota restaurant was closed on December 24, 1994. Third, fiscal 1994 had 53 weeks while fiscal 1995 had only 52 weeks. Fourth, in each of the Company's markets, there continued to be an influx of national chains that greatly increased the dining options for the Company's customers, adversely affecting customer traffic.

Cost of Food and Beverage
- -------------------------

Cost of food and beverage as a percentage of sales was 30.5% in fiscal 1995, which represented an increase from the 29.8% in fiscal 1994. The increase was mainly due to price increases by the Company's suppliers without a corresponding menu price increase. Also, the Company experienced an increase in produce prices due to flooding in California.

Labor and Benefits
- ------------------

Labor and benefits as a percentage of sales were 33.1% for fiscal 1995, which was an increase from 32.1% in fiscal 1994. The increase was due primarily to the effect of decreased sales at the Company's restaurants.

Direct and Occupancy
- --------------------

Direct and occupancy costs as a percentage of sales decreased to 30.2% in fiscal 1995 from 30.6% in fiscal 1994. The decrease was mainly due to two factors. First, during the third quarter of fiscal 1994, there was a charge of $111,265 for preopening costs associated with the conversion of the Company's Madison, Wisconsin restaurant into a Spurs Steakhouse & Saloon. Second, the Company decreased its spending for advertising to 2.3% of sales for fiscal 1995 from 3.9% during fiscal 1994.

General and Administrative
- --------------------------

General and administrative expenses decreased to 5.6% of sales in fiscal 1995 from 5.9% in fiscal 1994. There were non-recurring charges in fiscal 1994 of $315,579 relating to the write-down of certain assets, partially offset by the addition of a Corporate Chef to the management team and start-up costs associated with the Bruegger's franchise.

Other Income (Expense)
- ----------------------

Investment income increased during fiscal 1995 from fiscal 1994 due to an increase in funds available to invest and to slightly higher interest rates. Interest expense decreased due to the removal of the capital lease obligation associated with the Indianapolis, Indiana sublease and the reduction of the Company's bank debt through principal payments. Other income in fiscal 1994 included a gain of $98,918 from the release of the Indianapolis, Indiana lease obligation.

Income Tax Expense
- ------------------

Income tax expense in fiscal 1995 was $6,000 as compared to income tax expense of $134,000 in fiscal 1994. Income tax expense in 1995 reflected the benefit of alternative minimum tax credit carryforwards being utilized.


                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------

The Company had cash and cash equivalents of $1,602,936 on hand as of June 30, 1996, which represents a decrease of $493,585 from the $2,096,521 in cash and cash equivalents as of July 2, 1995. The major factor contributing to this decrease was a decrease in cash provided by operations of $405,443.

Net cash used in investing activities was consistent in both fiscal 1996 and 1995. In fiscal 1996, $1,459,233 of cash was used to purchase leasehold improvements and equipment. This amount was considerably higher than the $454,141 of cash spent in fiscal 1995 due to the construction of the new Bruegger's Bagel Bakery sites. Offsetting these expenditures in the current fiscal year was $600,000 received from Bruegger's Franchise Corporation. The $600,000 was for the repurchase of 6,000 shares of Bruegger's Corporation convertible preferred stock that was purchased by the Company during fiscal 1995 and 1996.

Net cash provided by financing activities during fiscal 1996 increased by $172,966 over fiscal 1995. This increase was due to the Company increasing its debt from financial institutions during fiscal 1996. The Company entered into two new loan agreements during the current fiscal year. These loans were used to purchase equipment and fixtures for the Company's new Bruegger's Bagel Bakery locations. As of June 30, 1996, the Company had an outstanding balance on all its outstanding term loans of $696,038.

Bruegger's Bagel Bakery Franchise Agreement
- -------------------------------------------

Big D Bagels, Inc. ("Big D"), a wholly-owned subsidiary of Ciatti's, Inc., entered into a Development Agreement with Bruegger's Franchise Corporation effective January 1, 1995. This agreement requires Big D to build 30 Bruegger's Bagel Bakery restaurants over six years. During fiscal 1996, four Bruegger's Bagel Bakery restaurants were built, thus meeting the initial terms of this agreement. The Company is required to open five additional Bruegger's Bagel Bakery restaurants during fiscal 1997. Each new site will require approximately $350,000 for capital expenditures. In addition, the Company intends to construct a commissary in late fiscal 1997 or early fiscal 1998, at an estimated cost of $500,000. Currently, the Company is supplying its bakeries from the commissary of another Bruegger's franchisee in Austin, Texas. The Company plans to finance these capital expenditures with its current cash, future cash generated from operations, and debt or equity financing.

Forward Looking Statements
- --------------------------

     Statements included in this Annual Report that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company believes its future success will depend in large part on its ability to expand the number of Bruegger's Bagel Bakery restaurants that it owns and operates. The Company's ability to successfully open additional Bruegger's Bagel Bakery restaurants will be affected by facts such as (i) the Company's ability to locate and negotiate favorable leases for additional locations, (ii) the ability of the Company to hire, train and retrain skilled restaurant management and personnel, (iii) the ability of the Company to generate funds from operations, obtain adequate restaurant financing from their parties on favorable terms and raise additional working capital when required and (iv) the competitive environment within the restaurant industry generally and the bagel market specifically.

[GRANT THORNTON LLP LETTERHEAD]

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------


Board of Directors and Shareholders
Ciatti's, Inc.

          We have audited the accompanying consolidated balance sheet of Ciatti's, Inc. and Subsidiary as of June 30, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fifty-two week periods ended June 30, 1996 and July 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciatti's, Inc. and Subsidiary as of June 30, 1996, and the results of their consolidated operations and their cash flows for the fifty-two week periods ended June 30, 1996 and July 2, 1995, in conformity with generally accepted accounting principles.


                                              /s/ Grant Thornton LLP

Minneapolis, Minnesota
August 14, 1996

                         CIATTI'S, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996



        ASSETS

CURRENT ASSETS
 Cash and cash equivalents (notes A and B)               $ 1,602,936
 Receivables (note B)                                         51,503
 Income taxes receivable                                     165,576
 Inventories (notes A and B)                                 184,838
 Prepaid expenses and other current assets                   179,191
                                                         -----------

         Total current assets                              2,184,044

PROPERTY AND EQUIPMENT (notes A, B, D and G)
 Buildings                                                   610,829
 Leasehold improvements                                    3,432,203
 Equipment                                                 6,171,435
 Automobiles                                                  15,058
                                                         -----------
                                                          10,229,525
 Less accumulated depreciation and amortization           (5,762,061)
                                                         -----------
                                                           4,467,464

OTHER ASSETS
 Note receivable, net of reserve (note G)                          -
                                                         -----------

                                                         $ 6,651,508
                                                         ===========

       The accompanying notes are an integral part of these statements.

        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Current maturities of long-term obligations (note B)              $   198,707
 Accounts payable                                                    1,311,016
 Accrued salaries and wages                                            306,848
 Other accrued liabilities (note A)                                    752,764
                                                                   -----------

         Total current liabilities                                   2,569,335

LONG-TERM OBLIGATIONS, less current maturities (note B)                907,286

COMMITMENTS AND CONTINGENCIES (notes D and H)                                -

SHAREHOLDERS' EQUITY (note E)
 Preferred stock, $.01 par value; authorized 10,000,000 shares;
   no shares issued or outstanding                                           -
 Common stock, $.01 par value; authorized 10,000,000 shares;
   issued and outstanding 742,819 shares                                 7,428
 Additional paid-in capital                                          4,335,214
 Accumulated deficit                                                (1,167,755)
                                                                   -----------
                                                                     3,174,887
                                                                   -----------

                                                                   $ 6,651,508
                                                                   ===========

       The accompanying notes are an integral part of these statements.

                         CIATTI'S, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995


                                                                 1996           1995
                                                             -------------  ------------

Sales                                                         $17,589,187   $18,935,091

Cost of food and beverage                                       5,191,186     5,781,030
                                                              -----------   -----------

         Gross profit                                          12,398,001    13,154,061

Restaurant operating expenses
 Labor and benefits                                             6,144,829     6,265,433
 Direct and occupancy                                           6,375,300     5,722,130
                                                              -----------   -----------
                                                               12,520,129    11,987,563
                                                              -----------   -----------
         Earnings (loss) from restaurant operations              (122,128)    1,166,498

General and administrative expenses (note G)                    1,383,310     1,054,001
                                                              -----------   -----------

         Earnings (loss) from operations                       (1,505,438)      112,497

Other income (expense)
 Interest expense                                                 (92,634)      (68,295)
 Investment income                                                 59,526        77,469
 Other, net                                                        15,507        78,680
                                                              -----------   -----------
                                                                  (17,601)       87,854
                                                              -----------   -----------

         Earnings (loss) before income taxes                   (1,523,039)      200,351

Income tax expense (benefit) (note C)                            (160,000)        6,000
                                                              -----------   -----------

         Net earnings (loss)                                  $(1,363,039)  $   194,351
                                                              ===========   ===========

Net earnings (loss) per common and common
   equivalent share                                           $    (1.85)   $       .25
                                                              ===========   ===========

Weighted average number of common and common
   equivalent shares outstanding during the year (note A)         736,917       763,226
                                                              ===========   ===========

        The accompanying notes are an integral part of these statements.

                         CIATTI'S, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

          FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995




                                           Common stock                  Retained
                                          ---------------  Additional    earnings
                                                    Par     paid-in    (accumulated
                                          Shares   value    capital      deficit)        Total
                                          -------  ------  ----------  -------------  ------------
Balance at July 3, 1994                   725,118  $7,251  $4,330,638   $       933   $ 4,338,822

 Common stock issued pursuant
  to exercise of stock options,
  net of 7,295 shares redeemed              7,368      74       2,283            -          2,357

 Net earnings                                  -       -           -        194,351       194,351
                                          -------  ------  ----------   -----------   -----------

Balance at July 2, 1995                   732,486   7,325   4,332,921       195,284     4,535,530

 Common stock issued pursuant
  to exercise of stock options,
  net of 4,202 shares redeemed             10,333     103       2,293            -          2,396

 Net loss                                      -       -           -     (1,363,039)   (1,363,039)
                                          -------  ------  ----------   -----------   -----------

Balance at June 30, 1996                  742,819  $7,428  $4,335,214   $(1,167,755)  $ 3,174,887
                                          =======  ======  ==========   ===========   ===========

       The accompanying notes are an integral part of these statements.

                         CIATTI'S, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995

                                                             1996         1995
                                                         ------------  -----------
Operating activities:
 Net earnings (loss)                                     $(1,363,039)  $  194,351
 Adjustment to reconcile net earnings (loss) to
  cash provided by operating activities:
   Reserve for note receivable                               147,368            -
   Depreciation and amortization                             920,358      899,466
   Gain on disposal of equipment                                   -      (59,505)
   Impairment of assets write-down                            77,691            -
   Changes in operating assets and liabilities:
     Receivables                                             (14,753)      18,395
     Income taxes receivable                                 (44,419)    (121,157)
     Inventories                                               3,830       26,979
     Prepaid expenses and other current assets               (41,240)      (2,470)
     Accounts payable                                        415,612     (283,549)
     Salaries and wages payable                                7,080      (33,299)
     Other accrued liabilities                                60,827      (64,453)
                                                         -----------   ----------
         Net cash provided by operating  activities          169,315      574,758
Investing activities:
 Payments for purchases of leasehold improvements
   and equipment                                          (1,459,233)    (454,141)
 Net proceeds from sale of leasehold improvements and
   equipment                                                       -       85,000
 Receipts on note receivable                                  11,079       16,553
 Payment for preferred stock subscription                   (150,000)    (450,000)
 Refund of preferred stock subscription payments             600,000            -
 Purchase of held-to-maturity securities                           -     (488,232)
 Redemption of held-to-maturity securities                    97,232      391,000
                                                         -----------   ----------
         Net cash used in investing activities              (900,922)    (899,820)
Financing activities:
 Proceeds from the exercise of common stock options            2,396        2,357
 Proceeds from long-term obligations                         396,058      300,000
 Repayments of long-term obligations                        (160,432)    (237,301)
                                                         -----------   ----------
         Net cash provided by financing activities           238,022       65,056
                                                         -----------   ----------
Net decrease in cash and cash equivalents                   (493,585)    (260,006)
Cash and cash equivalents at beginning of year             2,096,521    2,356,527
                                                         -----------   ----------
Cash and cash equivalents at end of year                 $ 1,602,936   $2,096,521
                                                         ===========   ==========

                         CIATTI'S, INC. AND SUBSIDIARY

          FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995



                                                       1996      1995
                                                     --------  --------
Supplemental disclosures of cash flow information
Cash paid during the year for:
 Interest                                             $89,040  $ 66,445
 Income taxes                                           3,750   109,485

During 1996 and 1995, the Company received $208,278 and $425,755, on the sale of mutual funds classified as cash equivalents.

Supplemental schedule of noncash investing activities:

 During 1996, the Company acquired $209,273 of leasehold improvements that were included as part of accounts payable as of June 30, 1996.

 During 1995, the Company issued a $600,000 note payable in exchange for the preferred stock of another company. During 1996, the remaining $450,000 of this note payable was canceled in conjunction with the cancellation of the preferred stock subscription agreement (note H).

 During 1995, the Company sold certain leasehold improvements and equipment in connection with the closure of its Milwaukee, Wisconsin, restaurant. The effect of the transaction was as follows:


     Increase in cash                                          $  50,000
     Increase in notes receivable                                175,000
     Reduction of leasehold improvements and equipment          (681,327)
     Reduction of accumulated depreciation and amortization      480,832
     Increase in other accrued liabilities                       (20,000)
                                                               ---------
     Gain on sale                                              $   4,505
                                                               =========

 During 1995, the Company closed its Minneapolis, Minnesota, restaurant. The effect of the transaction was as follows:


     Increase in cash                                          $    55,000
     Reduction of property and equipment                        (1,102,918)
     Reduction of accumulated depreciation and amortization      1,102,918
                                                               -----------
     Gain on closure                                           $    55,000
                                                               ===========

       The accompanying notes are an integral part of these statements.

                         CIATTI'S, INC. AND SUBSIDIARY

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

          FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995



NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Principles of Consolidation
    ---------------------------

The consolidated financial statements include the accounts of Ciatti's, Inc. and its wholly-owned subsidiary, Big D Bagels, Inc. ("Big D"), collectively referred to as "the Company." Significant intercompany accounts and transactions have been eliminated.

2.  Nature of Business
    ------------------

Ciatti's, Inc. owns and operates ten restaurants, located in Minnesota and Wisconsin, featuring Italian cuisine and one steakhouse in Madison, Wisconsin. Big D was incorporated in November 1994 and owns and operates four Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth, Texas region (note H).

3.  Cash and Cash Equivalents
    -------------------------

The Company considers marketable securities purchased with an original maturity of three months or less to be cash equivalents.

The Company has approximately $591,000 in cash at one bank at June 30, 1996.

Cash equivalents consist of money market funds. The cost of these funds approximate fair value, and there are no unrealized gains or losses. Cash and cash equivalents consist of the following at June 30, 1996:

          Cash                              $  779,012
          Money market funds                   823,924
                                               -------

                                            $1,602,936
                                             =========

4.  Inventories
    -----------

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

                         CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

 5.  Property and Equipment
     ----------------------

 Property and equipment are stated at cost, or, in the case of capitalized leases, at the present value of the future minimum lease payments at inception of the lease. If facts or changes in circumstances indicate that an impairment of property and equipment may have occurred, management reviews all evidence available to determine whether the carrying value of property and equipment should be reduced (see note G).

 Depreciation and amortization of property and equipment are provided on the straight-line method over the following useful lives:

                                             Years
                                             ------

          Buildings                            20
          Leasehold improvements             5 - 10
          Equipment                          3 - 10
          Automobiles                          3

 Accelerated depreciation methods are used for tax purposes.

 6.  Employee Benefits
    -----------------

 The Company acts as a self-insurer for employee medical plans. Specific stop loss insurance coverage is maintained for catastrophic claims. Losses and claims are recorded based upon actual and estimated losses and claims outstanding.

 7.  Preopening Costs
     ----------------

 Expenses related to the opening of new restaurants and the hiring and training of personnel, are expensed as incurred.

 8.  Advertising and Promotion Costs
     -------------------------------

 The Company expenses advertising and promotion costs when incurred. Advertising and promotion costs were $640,233 and $405,586 for the fiscal years ended June 30, 1996 and July 2, 1995.

                         Ciatti's, Inc. and Subsidiary

         For the fifty-two weeks ended June 30, 1996 and July 2, 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

 9.  Net Earnings (Loss) Per Common and Common Equivalent Share
     ----------------------------------------------------------

 Net earnings (loss) per common and common equivalent share have been computed by dividing net earnings (loss) by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares included in the computation represent shares issuable upon the assumed exercise of stock options, when dilutive.

 10. Fiscal Year
    -----------

 The Company's fiscal year is a fifty-two, fifty-three week year which ends on the Sunday closest to the last day in June. Interim quarters end on the Sunday closest to the last day of September, December and March.

 11. Future Effect of Recently Issued Accounting Pronouncements
     ----------------------------------------------------------

 The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standard (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes guidance for when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management believes the adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

 Additionally, the FASB has issued SFAS 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. This Statement defines and encourages the use of a fair value based method of accounting for an employee stock option or similar equity instrument. The Statement allows the use of the intrinsic value based method of accounting as prescribed by current existing accounting standards for options issued to employees; however, there is a requirement to disclose the pro forma net income as if the fair value based method had been used. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The disclosures must include awards granted in fiscal years beginning after December 15, 1994.

                        Ciatti's, Inc. and Subsidiary

         For the fifty-two weeks ended June 30, 1996 and July 2, 1995

NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -  Continued

 Management has determined that the Company will utilize the intrinsic value based method of accounting for stock-based compensation and believes the adoption of the standard will not have a material effect on the Company's financial position or results of operations.

 12. Use of Estimates
     ----------------

 In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B  -  LONG-TERM OBLIGATIONS

 Long-term obligations at June 30, 1996 consist of the following:

  Note payable to a bank, collateralized by the fixed assets of all Minnesota restaurants and all cash held by the Company at the bank. Interest on the note is calculated at 1.0% above the bank's prime rate (effective rate of
   9.25%). Payable in monthly installments through December 1996.                           $   54,444

  Note payable to a financial institution, collateralized by the inventory, receivables and property and equipment of the Company.  Interest on
    the note is 11.5%.  Payable in monthly installments through December 2000.                 258,503

  Notes payable to a financial institution, collateralized by certain equipment and fixtures of Big D.  Interest on the notes is 10.5%.
    Payable in monthly installments through May 2001.                                          383,091
                                                                                             ---------
                                                                                               696,038
  Obligation under capital lease (note D)                                                      409,955
                                                                                             ---------
                                                                                             1,105,993
  Less current maturities                                                                      198,707
                                                                                             ---------
                                                                                            $  907,286
                                                                                             =========

                        CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995

NOTE B - LONG-TERM OBLIGATIONS - Continued

 Aggregate maturities of long-term obligations, exclusive of amounts due under capital lease included in lease commitments, are as follows:


      Fiscal year ending
      ------------------
             1997                                $166,246
             1998                                 124,637
             1999                                 138,950
             2000                                 154,910
             2001                                 111,295
                                                 --------

                                                 $696,038
                                                 ========

 Certain notes payable include requirements to maintain certain restrictive covenants, including, among other things, restrictions on dividends, indebtedness, limitations on the purchase of property and equipment, as well as the maintenance of certain financial statement ratios. The Company was in compliance with or had obtained waivers for these covenants as of June 30, 1996.

 Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, management believes the fair value of these obligations, exclusive of the capital lease, approximates the carrying value at June 30, 1996.

NOTE C  -  INCOME TAXES

 Income tax expense (benefit) consists of the following:


                                                   1996          1995
                                                 ---------      ------
  Current
   Federal                                       $(167,000)     $   -
   State                                             7,000       6,000
  Deferred                                              -           -
                                                 ---------      ------

                                                 $(160,000)     $6,000
                                                 =========      ======

                        CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995

NOTE C - INCOME TAXES - Continued

 The actual tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the U.S. corporate income tax rate of 34% to earnings (loss) before income taxes as follows:

                                                       1996       1995
                                                    ----------  ---------

  Computed "expected" tax expense                   $(517,833)  $ 68,119
  Effect of Federal alternative minimum tax                 -    (71,514)
  State income taxes, net of Federal tax benefit        4,637      3,317
  Change in valuation allowance                       355,000          -
  Other                                                (1,804)     6,078
                                                    ---------   --------

         Actual income tax expense (benefit)        $(160,000)  $  6,000
                                                    =========   ========

 At June 30, 1996, the Company has $144,000 of Federal and state alternative minimum tax credit carryforwards available to reduce income taxes payable in future years. These credits are available for carryforward until fully utilized. In addition, the Company has other tax credit carryforwards of $57,000 which expire in 1998. The Company has approximately $599,000 in Federal net operating loss carryforwards which expire through the year 2011.

 The components of deferred tax assets (liabilities) were comprised of the following:


                                         1996       1995
                                       ---------  ---------
  Deferred tax assets:
   Tax credit carryforwards             $201,000   $265,000
   Net operating loss carryforwards      228,000      5,000
   Gift certificates                     168,000    161,000
   Impairment of assets write-down        31,000          -
   Reserve for note receivable            59,000          -
   Other                                  83,000     79,000
                                        --------   --------

         Total deferred tax assets       770,000    510,000

                        CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995


NOTE C - INCOME TAXES - Continued


                                                          1996        1995
                                                        ---------   ---------
  Deferred tax liabilities:
   Depreciation                                         $ (57,000)  $(163,000)
   Other                                                  (68,000)    (57,000)
                                                        ---------   ---------

         Total deferred tax liabilities                  (125,000)   (220,000)
                                                        ---------   ---------

   Net deferred tax asset before valuation allowance      645,000     290,000
   Valuation allowance                                   (645,000)   (290,000)
                                                        ---------   ---------

   Net deferred tax asset                               $       -   $       -
                                                        =========   =========


NOTE D - LEASES

 The Company conducts its operations from leased facilities. The lease agreements are noncancelable, include various renewal options and expire on various dates through 2008. The following is an analysis of property under capital lease as of June 30, 1996:

         Building                                $610,829
         Less accumulated depreciation            351,243
                                                  -------

                                                 $259,586
                                                 ========

                        CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995




NOTE D  -  LEASES  -  Continued

Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of June 30, 1996 are:


                                           Facility   Capital     Total
Fiscal year ending                         rentals     leases    rentals
- ------------------                         ---------  --------   ---------
  1997                                    $1,488,239  $ 70,062  $1,558,301
  1998                                     1,392,639    70,062   1,462,701
  1999                                     1,233,870    70,062   1,303,932
  2000                                     1,001,747    70,062   1,071,809
  2001                                       875,758    70,062     945,820
  2002 and thereafter                      2,752,818   251,055   3,003,873
                                          ----------  --------  ----------

Total minimum lease payments              $8,745,071   601,365  $9,346,436
                                          ==========            ==========

Less amount representing
 interest imputed at a rate                            191,410
  of approximately 15%                                --------


Present value of net minimum
  capital lease payments                              $409,955
                                                      ========

Rent expense under noncancelable operating leases is summarized as follows:

                                                  1996         1995
                                               ----------   ----------

  Minimum rentals                              $1,291,264   $1,171,120
  Contingent rentals                                   -         3,558
                                               ----------   ----------

                                               $1,291,264   $1,174,678
                                               ==========   ==========

 Contingent rentals are based upon sales volumes above specified levels. Real estate taxes, insurance and maintenance expense are generally obligations of the Company and, accordingly, are not included as part of the rental payment.

                         CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995




NOTE E  -  SHAREHOLDERS' EQUITY

The Company Stock Option Plans of 1984 and 1993 provide that stock options to purchase an aggregate of 212,500 shares of common stock may be granted to officers and key employees at prices equal to the fair market value at the date of grant. The plans provide for granting of incentive and nonqualified options.

Information with respect to options under the plans are as follows:

                                Shares under     Option price range
                                   option            per share
                                -------------    ------------------

Outstanding at July 3, 1994        82,449         $1.50  - $18.00
 Exercised                        (14,663)         1.75  -   2.20
 Granted                           12,500          2.00  -   3.30
 Canceled                          (3,050)         1.75  -   2.00
                                  -------

Outstanding at July 2, 1995        77,236          1.50  -  18.00
 Exercised                        (14,540)         1.50  -   2.20
 Granted                            4,000          3.32  -   5.50
 Canceled                            (525)         1.75  -   2.00
                                  -------

Outstanding at June 30, 1996       66,171         $1.50  - $18.00
                                  =======

Options to purchase 29,950 shares were exercisable at June 30, 1996.


NOTE F  -  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) salary savings plan. Under this plan, employees who meet eligibility requirements, as defined in the plan, may elect to defer a portion of their salary into the plan, up to certain limits set by law. At the discretion of the Company, matching contributions equal to a percentage of the salary deferred by the employee will be made. The matching contribution is determined by the Company on a calendar year basis. For the plan years ended December 31, 1995 and 1996, the Company approved to match 100% of the employee's elected salary deferral up to a maximum of 3% of the employee's gross wages. Company matching contributions were $48,642 and $55,567 for the fiscal years ended June 30, 1996 and July 2, 1995.

                         CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1995



NOTE G  -  FOURTH QUARTER RESULTS

 During the fourth quarter of 1996, the Company recorded a reserve of $147,368 for the entire balance of an outstanding note receivable related to the closure of its Milwaukee, Wisconsin, restaurant in fiscal year 1995. Subsequent recoveries of the note receivable will be reflected as recovery of bad debt expense.

 Also during the fourth quarter of 1996, the Board of Directors resolved to close the Glendale, Wisconsin, restaurant during September 1996. During August 1996, an agreement was entered into with the landlord which will release the Company from the remainder of its lease obligations in exchange for the remaining leasehold improvements and equipment at this location. Accordingly, the Company has reduced the cost of these assets by the excess of the cost over the accumulated depreciation and amortization calculated as follows:

         Equipment                                    $ 409,878
         Leasehold improvements                         322,044
         Accumulated depreciation and amortization     (654,231)
                                                      ---------

         Impairment of assets                         $  77,691
                                                      =========

 The net effect of the above adjustments was to increase the net loss for 1996 by $225,059 or $.31 per share.

 During the fourth quarter of fiscal 1995, the Company recorded a $65,000 reduction of income tax expense to adjust to the Company's annual effective tax rate. The effect of this adjustment was to increase net earnings for 1995 by $.09 per share.


NOTE H  -  BRUEGGER'S BAGEL BAKERY FRANCHISE AGREEMENT

 On December 13, 1994, Big D entered into a development agreement effective January 1, 1995, with Bruegger's Franchise Corporation for the Dallas/Fort Worth, Texas market. The development agreement requires Big D to build 30 Bruegger's Bagel Bakery restaurants by July 2001. Pursuant to this agreement, Big D opened four Bruegger's Bagel Bakery restaurants during fiscal 1996. This agreement also calls for Big D to open five additional restaurants during fiscal 1997. Subsequent to year end, Big D signed one lease agreement related to the development agreement.

                         CIATTI'S, INC. AND SUBSIDIARY

         FOR THE FIFTY-TWO WEEKS ENDED JUNE 30, 1996 AND JULY 2, 1996




NOTE H  -  BRUEGGER'S BAGEL FRANCHISE AGREEMENT  -  Continued

 Under the development agreement, each bakery has a separate franchise agreement which requires the bakery to pay 5% of gross sales as a royalty fee. In addition, the bakery is required to contribute 2% of gross sales to an advertising fund established by the franchisor and to expend 2% of gross sales for its own advertising.

 Concurrent with the execution of the development agreement, Big D entered into a subscription agreement to purchase 10,500 shares of convertible preferred stock of Bruegger's Corporation at a price of $100 per share. Big D paid $450,000 of the total purchase price upon execution of the subscription agreement. The remaining $600,000 consisted of a note payable, which was non-interest bearing and was to be paid in annual installments of $150,000 on the first, second, third and fourth anniversaries of the execution of the subscription agreement. The Company paid the first installment of $150,000 during fiscal 1996.

 During fiscal 1996, Bruegger's Franchise Corporation was purchased by Quality Dining, Inc. As part of this transaction, franchisees (including the Company) were given the option of having their shares of Bruegger's Corporation preferred stock repurchased at the original subscription price of $100 cash per share or exchanged for shares of Quality Dining stock. The Company chose to return their 6,000 shares of Bruegger's Corporation preferred stock for $600,000 in cash. In addition, the Company's obligation to purchase any remaining amount of Bruegger's Corporation preferred stock under the subscription agreement was canceled by Quality Dining, Inc.

 The Company obtains its bagel dough and other food supplies for its bakeries from another Bruegger's franchisee located in Austin, Texas. The closing of the Austin commissary, which is not under the control of the Company, would have a severe and immediate effect on the continuation of the Company's bakery business in Dallas-Fort Worth.

                               STOCK INFORMATION



The Company's common stock is quoted on the NASDAQ system under the symbol "CIAT." The following tables set forth, for the fiscal periods indicated, the high and low closing bid prices for the Company's common stock, as reported by NASDAQ. All quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                                                                    Common stock
                                                                    ------------
Fiscal 1995                                                         Low     High
- -----------                                                         ---     ----
   First quarter                                                    $3.00  $3.00
   Second quarter                                                    3.00   3.50
   Third quarter                                                     3.50   4.00
   Fourth quarter                                                    3.00   4.00

Fiscal 1996
- -----------
   First quarter                                                    $3.25  $4.50
   Second quarter                                                    4.50   5.50
   Third quarter                                                     4.25   5.50
   Fourth quarter                                                    3.00   4.25

As of September 1, 1996, the Company has 79 shareholders of record, plus an additional 386,950 shares held by depository institutions for an undetermined number of additional shareholders. The total number of outstanding shares was 742,819.

The Company has not paid cash dividends on its common stock in the last three fiscal years. The Company's policy is to retain earnings to fund the development and growth of the business, and thus the Company does not contemplate payment of cash dividends within the foreseeable future.

                             CORPORATE INFORMATION

                             AS OF SEPTEMBER 1996



                            DIRECTORS AND OFFICERS
                                  Dan Danford
                  Director and Founder, Chairman of the Board
                     Managing Director, Piper Jaffray Inc.

                                Phillip Danford
                        President, Director and Founder

                                Thomas A. Kelm
                                   Director
                     President and Chief Executive Officer
                         of North State Advisors, Inc.

                                Barney U. Uhlig
                Vice President for Administration and Secretary

                                TRANSFER AGENT
            Norwest Bank, Minnesota N.A., St. Paul, Minnesota 55164

                             INDEPENDENT AUDITORS
               Grant Thornton LLP, Minneapolis, Minnesota  55402

                                 LEGAL COUNSEL
          Lindquist & Vennum, P.L.L.P., Minneapolis, Minnesota  55402

                               EXECUTIVE OFFICES
                             5555 West 78th Street
                            Edina, Minnesota  55439
                                 612/941-0108

                              SHAREHOLDER SERVICE
           Requests for Form 10-KSB and questions from shareholders
                            should be directed to:
                                Ciatti's, Inc.
                             5555 West 78th Street
                            Edina, Minnesota  55439